The information in this preliminary pricing supplement is not complete and may be changed.


Preliminary Pricing Supplement      SUBJECT TO COMPLETION     September 14, 2009

                  Pricing Supplement dated September [o], 2009
          to the Product Prospectus Supplement dated November 12, 2008, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

   [RBC LOGO]                 $[o]
                              Royal Bank of Canada

                              Auto-Callable Bullish Buffered Notes
                              Linked to the S&P 500(R) Index, due September 30, 2011



     Royal Bank of Canada is offering the Auto-Callable Bullish Buffered Notes (the "Notes") linked to the performance of the underlying index named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated November 12, 2008 describe terms that will apply generally to the Notes, including any Notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the Notes described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

Issuer:                    Royal Bank of Canada ("Royal Bank")

Underwriter:               RBC Capital Markets Corporation

Underlying Index:          The S&P 500(R) Index (the "Index")

Bloomberg Ticker:          SPX

Currency:                  U.S. Dollars

Minimum Investment:        $1,000, and $1,000 increments in excess thereof (the
                           "Principal Amount")

Issue:                     Senior Global Medium-Term Notes, Series C

Pricing Date:              September 25, 2009

Issuance Date:             September 30, 2009

CUSIP:                     78008HGX2

Observation Dates:         March 26, 2010, September 27, 2010, March 28, 2011
                           and September 27, 2011

Automatic Call:            Applicable. Accordingly, the following provisions
                           apply to your Notes:

                           Automatic Call:          If, on any Observation Date,
                                                    the closing level of the
                                                    Index is greater than the
                                                    Call Barrier Level, then the
                                                    Notes will be automatically
                                                    called for a cash payment
                                                    per note equal to the Call
                                                    Payment Amount, payable on
                                                    the Call Settlement Date.
                                                    (We refer to the day upon
                                                    which the Automatic Call
                                                    occurred as the "Call
                                                    Date".)

                           Call Payment Amount:     Principal Amount +
                                                    (Principal Amount x Call
                                                    Coupon)

                           Call Monitoring Period:  Not Applicable

                           Call Barrier Level:      The Initial Index Level

                           Call Settlement Date:    The third business day after
                                                    the Call Date or, if the
                                                    Call Date is the Final
                                                    Valuation Date, the Maturity
                                                    Date subject to postponement
                                                    as described under "General
                                                    Terms of the Bullish
                                                    Buffered Enhanced Return
                                                    Notes - Maturity Date."

                           Call Coupon:                      Observation Date         Call Coupon
                                                             -----------------        -----------
                                                                March 26, 2010            5.25%

                                                            September 27, 2010           10.50%

                                                                March 28, 2011           15.75%

                                                            September 27, 2011           21.00%

Payment at Maturity (if    Payment at maturity will be based on the performance
held to maturity):         of the Index and will be calculated in the following
                           manner:

                           If, on any Observation Date during the term of the note, the closing level of the Underlying Index is greater than the Initial Index Level (a "Call Event"), then the note will be called on that date (the "Call Date") and the investor will receive:

                             Principal Amount + (Principal Amount x Call Coupon)

                           If, at maturity, an Automatic Call has not occurred, and Percentage Change is negative, but not by more than the Buffer Percentage (between zero and -15%), then the investor will receive their Principal Amount only.

                           If, at maturity, an Automatic Call has not occurred, and the Percentage Change is negative, by more than the Buffer Percentage (-15.01% to -100%), then the investor will receive a cash payment equal to:

                             Principal Amount + (Principal Amount x (Percentage
                                           Change + Buffer Percentage))

Percentage Change:         The Percentage Change, expressed as a percentage, is
                           calculated using the following formula:

                                 Final Index Level - Initial Index Level
                                 ---------------------------------------
                                           Initial Index Level

Final Valuation Date:      September 27, 2011, subject to extension for market
                           and other disruptions

Maturity Date:             September 30, 2011, subject to extension for market
                           and other disruptions

Initial Index Level:       The closing level of the Index on the Pricing Date

Final Index Level:         The closing level of the Index on the Final Valuation
                           Date

Buffer:                    Unleveraged buffer

Buffer Percentage:         15%

Buffer Level:              85% of  the Initial Index Level

Principal at Risk:         These Notes are NOT principal protected. Investors in
                           these Notes may lose a substantial portion their Principal Amount at maturity if there is a decrease in the level of the Index from the Pricing Date to the Final Valuation Date.

U.S. Tax Treatment:        While the matter is unclear, we intend to treat the
                           notes as debt instruments and as subject to the special rules applicable to contingent payment debt obligations for U.S. federal income tax purposes. In accordance with these rules, you will be required to accrue interest income in accordance with the comparable yield and projected payment schedule for your notes. You should call RBC Capital Markets
                           Corporation toll free at (866) 609-6009 to obtain this information.

                           For a detailed discussion of the tax consequences of owning and disposing of your notes under the intended treatment as debt instruments subject to the special rules applicable to contingent payment debt obligations, please see the discussion under "Supplemental Discussion of Federal Income Taxes" below (which supersedes the discussion under "Supplemental Discussion of Federal Income Taxes" in the product prospectus supplement), "Certain Income Tax Consequences" in the prospectus supplement, and "Tax Consequences" in the accompanying prospectus. You should be aware that the IRS is not bound by our characterization of the notes as indebtedness and the IRS could possibly take a different position. In addition, you should consult your tax advisor about your own tax situation.

Secondary Market:          RBC Capital Markets Corporation (or one of its
                           affiliates), though not obligated to do so, plans to maintain a Secondary Market in the Notes after the Issuance Date. The amount that investors may receive upon sale of their Notes prior to maturity may be less than the Principal Amount of their Notes.

Listing: The notes will not be listed on any securities exchange or quotation system.

Clearance and              DTC global (including through its indirect
Settlement:                participants Euroclear and Clearstream, Luxembourg as
                           described under "Description of Debt Securities --
                           Ownership and Book-Entry Issuance" in the accompanying prospectus).

Terms Incorporated in      All of the terms appearing above the item captioned
the Master Note:           "Secondary Market" on the cover page of this pricing
                           supplement and the terms appearing under the caption
                           "General Terms of the Bullish Buffered Enhanced
                           Return Notes" in the product prospectus supplement, as modified by this pricing supplement, with respect to the Bullish Buffered Enhanced Return Notes dated
                           November 12, 2008.


Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-1 of the product prospectus supplement dated November 12, 2008.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     $o               $o
Underwriting discounts and commission.................................................     $o               $o
Proceeds to Royal Bank................................................................     $o               $o


The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is 100% and the concession paid to such dealers is 0%. The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the value of your Notes on the Issuance Date.

If the Notes priced today, the price of the Notes would also include a profit of $5.00 per $1,000 Principal Amount earned by Royal Bank of Canada in hedging its exposure under the Notes. In no event will the total of the hedging profits of Royal Bank Canada exceed $20.00 per $1,000 Principal Amount note.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated November 12, 2008, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated November 12, 2008, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated November 12, 2008:
http://www.sec.gov/Archives/edgar/data/1000275/000121465908002450/
a111180424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                                  RISK FACTORS

The U.S. Federal Income Tax Treatment of the Notes is Unclear.
While the matter is unclear, we intend to treat the notes as debt instruments and as subject to the special rules applicable to contingent payment debt obligations for U.S. federal income tax purposes. This intended treatment is significantly different from the treatment described under "Supplemental Discussion of Federal Income Taxes" in the product prospectus supplement, which is superseded by the discussion under "Supplemental Discussion of Federal Income Taxes" in this pricing supplement. You should be aware that the IRS is not bound by our characterization of the notes as indebtedness and the IRS could possibly take a different position. In addition, you should consult your tax advisor about your own tax situation.



                                 TAX DISCLOSURE

           SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES
The following discussion supersedes the discussion of U.S. federal income taxation in the product prospectus supplement and supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to United States holders (as defined in the accompanying prospectus). It applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus.

While the matter is unclear, we intend to treat the notes as debt instruments subject to the special tax rules governing contingent payment debt obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the notes (the "comparable yield") and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts as income in respect of the notes prior to your receipt of cash attributable to that income.

It is not entirely clear how, under the rules governing contingent payment debt obligations, the maturity date for debt instruments that provide for an automatic call should be determined for purposes of computing the comparable yield and projected payment schedule. We intend, however, to compute the comparable yield and projected payment schedule for the notes based on the assumption that the notes will remain outstanding until the stated maturity date. To obtain the comparable yield and projected payment schedule for your particular note, you should call RBC Capital Markets Corporation toll free at
(866) 609-6009. You are required to use such comparable yield and projected payment schedule in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule. The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the notes, and we make no representations regarding the amount of contingent payments with respect to the notes.

If you purchase the notes for an amount that differs from the notes' adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for your notes and their adjusted price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly. The adjusted issue price of the notes will equal the notes' original offering price plus any interest deemed to be accrued on the notes (under the rules governing contingent payment obligations) as of the time you purchased the notes.

If you purchase the notes for an amount that is less than the adjusted issue price of the notes, you must (a) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. If you purchase the notes for an amount that is greater than the adjusted issue price of the notes, you must (a) make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

If all contingent payments on the notes become fixed on a day that is more than 6 months before the maturity date, applicable Treasury regulations provide that you should make adjustments to the prior and future interest inclusions in respect of your notes over the remaining term for the notes in a reasonable manner. You should consult your tax advisor as to what would be a "reasonable manner" in your particular situation.

You will recognize gain or loss on the sale or maturity (including upon an Automatic Call) of the notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in the notes. In general, your adjusted basis in the notes will equal the amount you paid for the notes, increased by the amount of interest you previously accrued with respect to the notes (in accordance with the comparable yield for the notes) and increased or decreased by the amount of any positive or negative adjustment that you are required to make with respect to your notes under the rules set forth above.

Any gain you recognize on the sale or maturity (including upon an Automatic
Call) of the notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the notes, and thereafter, capital loss. The deductibility of capital losses is limited.

                              Hypothetical Returns

The examples set forth below are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual market levels of the Index. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Index. We cannot predict the performance of the Index. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $1,000.

The below examples assume the following:

     1) An Initial Index Level of 1025.39, the closing level of the Underlying Index on September 8, 2009

     2)   A Buffer Level of 871.58 (85% of the Initial Index Level)

     3) Observation Dates occurring on March 26, 2010, September 27, 2010, March 28, 2011 and September 27, 2011

     4) The closing level of the Underlying Index on the stated Observation Date is above the Initial Index Level

---------------------------------------------------------------------------------------------------------------------------
Where a Call Event            Call Coupon of           Call Coupon of           Call Coupon of         Call Coupon of
HAS occurred on an                5.25% on                10.50% on                15.75% on         21.00% on the Final
Observation Date              March 26, 2010         September 27, 2010         March 28, 2011          Valuation Date
                             Observation Date         Observation Date         Observation Date        Observation Date

Initial Index Level              1025.39                  1025.39                  1025.39                 1025.39

Closing Index Level
on the Observation
Date                             1048.96                  1113.47                  1032.19                 1052.92

Is the Observation
Date level ABOVE the
Initial Index Level?               Yes                      Yes                      Yes                     Yes

% Return of Notes                 5.25%                   10.50%                    15.75%                 21.00%

Payment Amount                  $1,052.50               $1,105.00                 $1,157.50              $1,210.00
---------------------------------------------------------------------------------------------------------------------------

The below examples assume the following:


     1) An Initial Index Level of 1025.39, the closing level of the Underlying Index on September 8, 2009

     2)   A Buffer Level of 871.58 (85% of the Initial Index Level)

     3) Observation Dates occurring on March 26, 2010, September 27, 2010, March 28, 2011 and September 27, 2011

     4) The closing level of the Underlying Index on each Observation Date is equal to OR below the Initial Index Level

----------------------------------------------------------------------------------------------------------
Where a Call Event HAS NOT           Final Index Level is above           Final Index Level is
occurred on ANY Observation Date           the Buffer Level               below the Buffer Level

Initial Index Level                           1025.39                          1025.39

Buffer Level                                   871.58                           871.58

Final Index Level                              922.85                           769.04

Percentage Change                               -10%                             -25%

Is the Final Index Level less than
the Buffer Level?                                No                              Yes

Return of Notes                                0.00%                           -10.00%

Payment at Maturity                          $1,000.00                         $900.00
----------------------------------------------------------------------------------------------------------

                   Information Regarding the Underlying Index

Please refer to the description of the S&P 500(R) Index description beginning on page PS-34 of the product prospectus supplement dated November 12, 2008 for a full description of the Index.

                             Historical Information

The graph below sets forth the historical performance of the Index. In addition, below each graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Index. The information provided in this table is for the four calendar quarters of 2006, 2007, 2008, the first and second quarter of 2009, as well as for the period from July 1, 2009 through September 14, 2009.

We obtained the information regarding the historical performance of the Index in the charts below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Index on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in any return in addition to your initial investment.

                            S&P 500 (Operating Basis)
                                   ('00 - '09)
                                 [CHART OMITTED]



                                                                                                  Period-End
   Period-Start           Period-End            High Intra-Day          Low Intra-Day          Closing Level of
       Date                  Date             Level of the Index      Level of the Index          the Index
       ----                  ----             ------------------      ------------------          ---------
     1/1/2006             3/31/2006               1310.88                  1245.74                 1294.83
     4/1/2006             6/30/2006               1326.7                   1219.29                 1270.2
     7/1/2006             9/29/2006               1340.28                  1224.54                 1335.85
    9/30/2006            12/29/2006               1431.81                  1327.1                  1418.3

     1/1/2007             3/30/2007               1461.57                  1363.98                 1420.86
    3/31/2007             6/29/2007               1540.56                  1416.37                 1503.35
    6/30/2007             9/28/2007               1555.9                   1370.6                  1526.75
    9/29/2007            12/31/2007               1576.09                  1406.1                  1468.36

     1/1/2008             3/31/2008               1471.77                  1256.98                 1322.7
     4/1/2008             6/30/2008               1440.24                  1272                    1280
     7/1/2008             9/30/2008               1313.15                  1106.42                 1166.36
    10/1/2008            12/31/2008               1167.03                   741.02                  903.25

     1/1/2009             3/31/2009                943.85                   666.79                  797.87
     4/1/2009             6/30/2009                956.23                   783.32                  919.32
     7/1/2009             9/14/2009               1049.74                   869.32                 1049.34


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about September 30, 2009, which is the third business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

       No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.


                                      $[o]

                                   [RBC LOGO]


                              Royal Bank of Canada

                   Auto-Callable Bullish Buffered Equity Notes

             Linked to the S&P 500(R) Index, due September 30, 2011